RECEIVED

2008 JUN 26 P 1:25

TRENT

18 June 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Annual Report and Accounts and AGM'

08003452

Yours faithfully

Richard Brierley
Assistant Company Secretary

Encl.

PROCESSED
JUL 03 2008
THOMSON REUTERS

dw 6/27

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc – Annual Report and Annual General Meeting

Severn Trent Plc (the "Company") has submitted two copies of the following documents to the UK Listing Authority:

- Annual Report and Accounts 2008;
- Shareholder Summary 2008;
- Notice of Annual General Meeting ("AGM"); and
- Form of Proxy.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000

At the 2008 AGM due to be held on 22 July 2008 it is proposed that the Company adopts new articles of association. A summary of the proposed changes is set out in the Notice of AGM.

The Annual Report or Shareholder Summary, together with the Notice of AGM and Form of Proxy were posted to shareholders on 18 June 2008. These documents (with the exception of the Form of Proxy) are available on the Company's website at www.severntrent.com.

The Annual Report and Accounts 2008 for Severn Trent Water Limited have also been published and are available on Severn Trent Water's website at www.stwater.co.uk.

TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

RECEIVED

19 June 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Annual Information Update'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Annual Information Update ("AIU") for the 12 months up to 18 June 2008

RECEIVED

2008 JUN 25 P 1:25

1. Introduction

1.1 Severn Trent Plc (the "Company") published its annual financial statements for the year ended 31 March 2008 on 18 June 2008. This AIU is made in accordance with the requirements of Prospectus Rule 5.2 and not for any other purpose. The information referred to below is not necessarily up-to-date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future.

1.2 This AIU contains a list of:

- Announcements made via a Regulatory Information Service ("RIS");
- Documents filed with the UK Registrar of Companies ("Companies House");
- Documents filed with the Financial Services Authority; and
- Documents published and sent to shareholders.

1.3 The Company is publishing the AIU via an RIS today and making it available on its website at www.severntrent.com

2. Regulatory Announcements

2.1 The following regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews and on the Company's website at www.severntrent.com

These announcements have also been notified to the US Securities and Exchange Commission.

Date of Publication	Regulatory Headline
18/06/2008	Annual Report and Annual General Meeting
06/06/2008	Director/PDMR Shareholding
05/06/2008	Preliminary Results
02/06/2008	Total Voting Rights
14/05/2008	Director/PDMR Shareholding
07/05/2008	Block Listing – Interim Review
01/05/2008	Total Voting Rights
16/04/2008	Director Declaration
08/04/2008	Response to Ofwat Statement
08/04/2008	Statement re Serious Fraud Office
02/04/2008	Trading Statement
01/04/2008	Total Voting Rights
17/03/2008	Director/PDMR Shareholding
17/03/2008	Director Declaration
17/03/2008	Director Declaration
11/03/2008	Publication of Final Terms (Severn Trent Utilities Finance Plc)
11/03/2008	Issue of Debt (Severn Trent Utilities Finance Plc)
03/03/2008	Total Voting Rights
29/02/2008	Directorate Change
04/02/2008	Holdings in Company
01/02/2008	Total Voting Rights
29/01/2008	Interim Management Statement
08/01/2008	Director/PDMR Shareholding
03/01/2008	Total Voting Rights
20/12/2007	Holdings in Company

10/12/2007	Holdings in Company
03/12/2007	Total Voting Rights
27/11/2007	Directorate Change
27/11/2007	Half Yearly Report
23/11/2007	Statement re Serious Fraud Office
01/11/2007	Total Voting Rights
01/11/2007	Block Listing – Interim Review
31/10/2007	Investor Day
19/10/2007	Holding(s) in Company
02/10/2007	Directorate Changes
02/10/2007	Trading Statement
01/10/2007	Total Voting Rights
17/09/2007	Director/PDMR Shareholding
11/09/2007	Additional Listing
03/09/2007	Total Voting Rights
08/08/2007	Statement Re Impact of Flooding July 2007
03/08/2007	Publication of Prospectus
03/08/2007	Circ re AGM Resolutions
02/08/2007	Total Voting Rights
30/07/2007	Block Listing – Interim Review
24/07/2007	AGM Statement
24/07/2007	Interim Management Statement
18/07/2007	Director/PDMR Shareholding
06/07/2007	Annual Information Update
03/07/2007	Total Voting Rights
25/06/2007	Annual Report and Accounts and Notice of AGM

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from

Companies House
Crown Way
Cardiff
CF14 3UZ
Tel:
Email:enquiries@companies-house.gov.uk
Or, if you are a registered user, through Companies House Direct at
www.direct.companieshouse.gov.uk

Date	Type	Description
22/05/2008	88(2)R	Return of allotment of shares
07/05/2008	88(2)R	Return of allotment of shares
29/04/2008	363a	Annual Return
23/04/2008	88(2)R	Return of allotment of shares
03/04/2008	353	Location of Register of Members
03/04/2008	88(2)R	Return of allotment of shares
15/03/2008	288a	Appointment of director
15/03/2008	288a	Appointment of director
15/03/2008	288b	Resignation of director
05/03/2008	88(2)R	Return of allotment of shares
19/02/2008	88(2)R	Return of allotment of shares
31/01/2008	88(2)R	Return of allotment of shares

10/12/2007	Holdings in Company
03/12/2007	Total Voting Rights
27/11/2007	Directorate Change
27/11/2007	Half Yearly Report
23/11/2007	Statement re Serious Fraud Office
01/11/2007	Total Voting Rights
01/11/2007	Block Listing – Interim Review
31/10/2007	Investor Day
19/10/2007	Holding(s) in Company
02/10/2007	Directorate Changes
02/10/2007	Trading Statement
01/10/2007	Total Voting Rights
17/09/2007	Director/PDMR Shareholding
11/09/2007	Additional Listing
03/09/2007	Total Voting Rights
08/08/2007	Statement Re Impact of Flooding July 2007
03/08/2007	Publication of Prospectus
03/08/2007	Circ re AGM Resolutions
02/08/2007	Total Voting Rights
30/07/2007	Block Listing – Interim Review
24/07/2007	AGM Statement
24/07/2007	Interim Management Statement
18/07/2007	Director/PDMR Shareholding
06/07/2007	Annual Information Update
03/07/2007	Total Voting Rights
25/06/2007	Annual Report and Accounts and Notice of AGM

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from

Companies House
Crown Way
Cardiff
CF14 3UZ
Tel:
Email:enquiries@companies-house.gov.uk
Or, if you are a registered user, through Companies House Direct at
www.direct.companieshouse.gov.uk

Date	Type	Description
22/05/2008	88(2)R	Return of allotment of shares
07/05/2008	88(2)R	Return of allotment of shares
29/04/2008	363a	Annual Return
23/04/2008	88(2)R	Return of allotment of shares
03/04/2008	353	Location of Register of Members
03/04/2008	88(2)R	Return of allotment of shares
15/03/2008	288a	Appointment of director
15/03/2008	288a	Appointment of director
15/03/2008	288b	Resignation of director
05/03/2008	88(2)R	Return of allotment of shares
19/02/2008	88(2)R	Return of allotment of shares
31/01/2008	88(2)R	Return of allotment of shares

24/01/2008	88(2)R	Return of allotment of shares
23/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
27/11/2007	88(2)R	Return of allotment of shares
12/11/2007	88(2)R	Return of allotment of shares
12/11/2007	88(2)R	Return of allotment of shares
06/11/2007	88(2)R	Return of allotment of shares
05/11/2007	88(2)R	Return of allotment of shares
05/11/2007	88(2)R	Return of allotment of shares
25/10/2007	88(2)R	Return of allotment of shares
08/10/2007	288a	Appointment of director
08/10/2007	288a	Appointment of director
08/10/2007	288a	Appointment of director
02/10/2007	288b	Resignation of director
11/09/2007	88(2)R	Return of allotment of shares
10/09/2007	AA	Group Accounts for y/e 31/03/2007
23/08/2007	88(2)R	Return of allotment of shares
09/08/2007	RES11	Resolutions
31/07/2007	88(2)R	Return of allotment of shares
17/07/2007	88(2)R	Return of allotment of shares
17/07/2007	88(2)R	Return of allotment of shares
13/07/2007	88(2)R	Return of allotment of shares
13/07/2007	88(2)R	Return of allotment of shares
13/07/2007	88(2)R	Return of allotment of shares
13/07/2007	88(2)R	Return of allotment of shares

4. Documents filed with the Financial Services Authority and sent to shareholders

4.1 The following documents have been filed by the Company with the Financial Services Authority and sent to shareholders during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at 2297 Coventry Road, Birmingham, B26 3PU.

Date	Document
18/06/2008	Severn Trent Plc Annual Report and Accounts 2008
18/06/2008	Shareholder Summary 2008
18/06/2008	Notice of Annual General Meeting 2008
18/06/2008	Form of Proxy (2008 AGM)
03/08/2007	AGM Resolutions (FSA Only)
22/06/2007	Severn Trent Plc Annual Report and Accounts 2007
22/06/2007	Severn Trent Plc Annual Review 2007
22/06/2007	Notice of Annual General Meeting 2007
22/06/2007	Form of Proxy (2007 AGM)

5. Contacts

For further information, please contact:
Kerry Porritt
Deputy Secretary
0121 722 4730

TRENT

19 June 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Publication of Supplementary Prospectus'

Yours faithfully

Richard Brierley
Assistant Company Secretary

Encl.

SEVERN TRENT PLC
19 June 2008

Publication of Supplementary Prospectus

The following Supplementary Prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 18 June 2008 relating to a €3,500,000,000 Euro Medium Term Note Programme with Severn Trent Plc and Severn Trent Utilities Finance Plc as issuers and Severn Trent Water Limited as Guarantor of Notes issued by Severn Trent Utilities Finance Plc (base prospectus dated 3 August 2007 (the "Prospectus")).

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0744X_1-2008-6-19.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus and the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

TRENT

19 June 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Holding (s) in Company'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

RECEIVED
2008 JUN 25 P 1:25

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Severn Trent Plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	17 June 2008
6. Date on which issuer notified:	18 June 2008
7. Threshold(s) that is/are crossed or reached:	From 5% - 6% (L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORD GBP 0.9789	11,769,005	11,769,005	14,492,325	14,492,325		6.15	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
14,492,325	6.15

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
(16,569,800 - 7.03% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
(16,569,800 - 7.03% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(16,569,800 - 7.03% = Total Position)

Legal & General Group Plc (Direct) (L&G) (14,492,325 – 6.15% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,223,888 – 3.91% = PMC) Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (9,223,888 – 3.91% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

13. Additional information:	Notification using the total voting rights figure of 235,485,755
14. Contact name:	Kerry Porritt

15. Contact telephone number:	0121 722 4730

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	
B: Identity of the notifier, if applicable (xvii)	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END